August 5, 2008

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Mark P. Shuman
Barbara C. Jacobs
Matthew Crispino
David Edgar
Mark Kronforst

RE:	Rackspace Hosting, Inc.
Amd. 5 to Registration Statement on Form S-1
Filed August 5, 2008
File No. 333-150469

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 1, 2008 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1, as amended (File No. 333-150469) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing to the Staff five copies of this letter and ten copies of Amendment No. 5 (five of which are marked against Amendment No. 4 to the Registration Statement filed on July 25, 2008).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 5.

Form S-l/A

Principal and Selling Stockholders, page 144

1.	We note that your amended filing includes additional disclosure regarding your selling stock holders. However, we do not believe that your revised disclosure fully responds to comment 37 of

Securities and Exchange Commission

Re: Rackspace Hosting, Inc.

August 5, 2008

our letter dated May 23, 2008. Please be sure that for each selling stockholder the prospectus discloses, at a minimum, when and from whom the stockholder received the shares it is selling in the offering.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 144 to specify when and from whom each selling stockholder received the shares it is selling in the offering.

2.	We note your disclosure in footnote 1 that two entities, Itasca VC Partners VIII, LLP and Genesis VC Partners IX, LLC, may be deemed to share voting or dispositive power over the shares held by the entities affiliated with Norwest Ventures Partners VIII, L.P. Please revise this disclosure to identify the natural persons that hold voting or dispositive power over the shares held by the entities affiliated with Norwest Ventures Partners VIII, L.P.

In response to the Staff’s comment, the Company has revised the disclosure on page 146 to clarify that each of George J. Still and Promod Haque holds voting or dispositive power over the shares held by the entities affiliated with Norwest Venture Partners VIII, L.P.

*****

Securities and Exchange Commission

Re: Rackspace Hosting, Inc.

August 5, 2008

Please direct your questions or comments regarding this letter or Amendment No. 5 to the undersigned by telephone to 512.338.5422 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Brian K. Beard

Brian K. Beard

cc:	Alan Schoenbaum, Rackspace Hosting Inc.

William Alberts, Rackspace Hosting Inc.

Paul E. Hurdlow, DLA Piper US LLP

Philip W. Russell, DLA Piper US LLP

Steven E. Bochner

Derek L. Willis